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22 REGISTRATIONS BRANCH

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ANNUAL AUDI... REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52373

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Epoch Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

132 Turnpike Road
(No. and Street)

Southborough (City) MA (State) 01772 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Harpel (717) 249-8803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

125 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

SEC Mail Processing Section
MAR 04 2014
Washington, DC
124

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

<u>OATH OR AFFIRMATION</u>

February 24, 2014

132 Turnpike Road, Suite 210
Southborough
Worcester County
Commonwealth of Massachusetts
United States of America

I, the undersigned, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Epoch Securities, Inc. as of December 31, 2013, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____
Nicholas von Moltke
President and CEO
Epoch Securities, Inc.

____
Subscribed and sworn before me;

This 24th day of February, 2014

JENNIFER D. FOX
NOTARY PUBLIC-STATE OF NEW YORK
No. 01FO6150036
Qualified in New York County
My Commission Expires September 23, 2014

pwc

EPOCH SECURITIES, INC.

Statement of Financial Condition
As of December 31, 2013

EPOCH SECURITIES, INC.
Statement of Financial Condition

INDEX

Independent Auditor's Report

To the Shareholder of Epoch Securities, Inc.

We have audited the accompanying statement of financial condition of Epoch Securities, Inc. (the "Company") as of December 31, 2013.

Management's Responsibility for the Balance Sheet

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Epoch Securities, Inc. at December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

Emphasis of Matter

As discussed in Note 4 to the financial statement, the Company has entered into significant transactions with Global Atlantic Financial Company and Commonwealth Annuity and Life Insurance Company, both of which are related parties. Our opinion is not modified with respect to this matter.

PricewaterhouseCoopers LLP

February 26, 2014

EPOCH SECURITIES, INC.

Statement of Financial Condition

	As of December 31, 2013
Assets	
Cash	$ 4,015,695
Receivable from affiliate	456,822
Total assets	$ 4,472,517
Liabilities and shareholder's equity	
Payables to affiliates	$ 423,822
Other liabilities and accrued expenses	35,753
Total liabilities	459,575
Shareholder's equity	
Common stock, par value $0.01 per share, 1000 shares authorized, issued and outstanding	10
Additional paid-in capital	4,012,932
Retained earnings	-
Total shareholder's equity	4,012,942
Total liabilities and shareholder's equity	$ 4,472,517

The accompanying notes are an integral part of this financial statement.

Notes to Statement of Financial Condition

Note 1.

Description of Business

Epoch Securities, Inc. (the "Company") is a registered U.S. broker-dealer and was a wholly-owned subsidiary of The Goldman Sachs Group Inc. ("Goldman Sachs"), a Delaware corporation, until September 30, 2013. Effective October 1, 2013 (the "Acquisition"), the Company became a wholly-owned subsidiary of Global Atlantic (Fin) Company ("GAFC"), a Delaware corporation, when GAFC acquired all of the issued shares of the Company from Goldman Sachs for cash consideration of approximately $4.0 million. GAFC acquired the Company's cash assets. No intangible assets and no goodwill were recorded as part of the Acquisition transaction.

The Company acts as the principal underwriter and distributor of variable insurance products issued by an affiliate, Commonwealth Annuity and Life Insurance Company ("CWA"). Additionally, the Company offers common remitter services to certain retirement plan providers. Prior to the Acquisition, under Goldman Sachs, the Company also engaged in investment banking activities, which included acting as a distribution channel for Goldman Sachs & Co. ("GS&Co."), a U.S. registered broker-dealer, for initial public and secondary securities offerings to retail customers. Under GAFC, the Company no longer engages in investment banking activity.

Note 2.

Basis of Presentation

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and include the accounts of the Company and the results of transactions with affiliated entities.

Note 3.

Significant Accounting Policies

The Company's significant accounting policies include the use of estimates which are discussed in detail below. All other significant accounting policies are included in the following footnotes:

Transactions with Related Parties	Note 4
Contingencies	Note 5
Income Taxes	Note 6
Net Capital Requirements	Note 7
Subsequent Events	Note 8

Use of Estimates

Preparation of the statement of financial condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the reporting period. These estimates and assumptions are based on the best available information but actual results could be materially different.

Cash

The Company defines cash as highly liquid overnight deposits held in non-interest bearing accounts in the ordinary course of business. At December 31, 2013, cash is comprised of amounts held in a third-party financial institution.

Note 4.

Transactions with Related Parties

As of October 1, 2013, the Company entered into a services and expense agreement with an affiliate, Global Atlantic Financial Company, a Delaware corporation, in which the Company receives management and administrative support services required to conduct its business.

At December 31, 2013, the Company had an account balance of $0.5 million in receivable from affiliate, all of which was due from CWA. Also, at December 31, 2013, the Company had an account balance of $0.4 million in payables to affiliates. The Company's receivable and payables balances will be settled within one year.

Note 5.

Contingencies

The Company may, from time to time, be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the Company's businesses. As of December 31, 2013, the Company was not named in any pending litigations and therefore did not have a litigation reserve.

Note 6.
Income Taxes

Provision for Income taxes

As of October 1, 2013, the Company is included with GAFC and subsidiaries in the consolidated corporate federal tax return as well as in certain consolidated/combined state and local tax returns. At December 31, 2013, the Company has no current tax liability.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The Company had no deferred tax asset or liability at December 31, 2013.

Unrecognized Tax Benefits

The Company recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. As of December 31, 2013, the Company did not have a liability for uncertainty in income taxes. All years subsequent to and including 2008 for U.S. Federal and 2004 for New York State and City remain open to examination by the taxing authorities.

Note 7.
Net Capital Requirements

The Company is a registered U.S. broker-dealer and is subject to Rule 15c3-1 of the Securities and Exchange Commission (SEC), which specifies uniform minimum net capital requirements. The Company has elected to compute net capital in accordance with the "Alternative Net Capital Requirement" as permitted by Rule 15c3-1. As of December 31, 2013, the Company had regulatory net capital, as defined by Rule 15c3-1, of $3.6 million, which exceeded the amount required by $3.3 million.

Prior to the Acquisition, pursuant to a clearing agreement, Goldman Sachs Execution and Clearing (GSEC), an affiliated clearing broker-dealer of Goldman Sachs, cleared all of the Company's securities transactions on a fully disclosed basis. This agreement was consistent with the terms of the SEC No-Action Letter dated November 3, 1998 relating to the capital treatment of assets in the Proprietary Accounts of Introducing Brokers (PAIB). Accordingly, the Company was permitted to include PAIB assets as allowable assets in its net capital computation. As of November 6, 2013, the Company terminated this clearing agreement as the Company no longer participates in investment banking activities. Consequently, the Company had no PAIB assets as of December 31, 2013.

As it relates to its common remitter activities business, the Company is in compliance with the exemptive provisions of SEC Rule 15c3-3 (k) (2) (i) which prescribes the maintenance of a "Special Account for the Exclusive Benefit of Customers." Customer funds deposited in the bank account have not been commingled with the proprietary activities of the Company and the account has been used in accordance with the purpose stated in its application relating to a proposed expansion in business activities filed with, and approved by, the National Association of Securities Dealers in 2007.

Note 8.
Subsequent Events

Management of the Company has performed an evaluation of subsequent events through February 26, 2014, which is the date the financial statements were available to be issued. No subsequent events were noted in management's evaluation which would require disclosures.